EXHIBIT 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) at July 31, 2014:

As at July 31, 2014
(in millions of Canadian dollars)
Subordinated Debentures	4,873
Equity
Common Equity
Common Shares	15,141
Retained Earnings	28,217
Accumulated Other Comprehensive Income	700
Other Reserves	178

Total Common Equity	44,236
Preferred Shares	2,934

Total Equity Attributable to Equity Holders of the Bank	47,170
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,276

Total Equity	48,446

Total Capitalization	53,319

EXHIBIT 99.1

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for each of the years in the two year period ended October 31, 2010 and in accordance with International Financial Reporting Standards (“IFRS”) for the nine month period ended July 31, 2014 and each of the years in the three year period ended October 31, 2013.

	Nine Months Ended July 31,	October 31,
	2014(1)	2013(1)(3)	2012(1)(3)	2011(1)	2010(2)	2009(2)
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	8.75	7.42	7.43	5.73	4.70	3.00
Including interest on deposits	2.29	2.01	2.03	1.91	1.70	1.44
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	7.46	6.03	6.02	4.76	3.99	2.72
Including interest on deposits	2.23	1.94	1.96	1.84	1.64	1.41

(1)	Calculated in accordance with IFRS.
(2)	Calculated in accordance with Canadian GAAP.
(3)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (IFRS 10 and IAS 19).

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.